Exhibit 99.1
Caesarstone Reports Fourth Quarter and Full Year 2017 Results

•	Q4 record revenue, up 9.8% to $148.1 million; up 7.0% on a constant currency basis
•	$17 million legal settlement and loss contingency expenses, mainly related to arbitration result drives Q4 controlling interest net loss of $6.4 million
•	Diluted and basic loss per share of $0.19; adjusted diluted EPS of $0.22
•	FY17 revenue up 9.2% to record $588.1 million; up 7.4% on a constant currency basis
•	FY17 Diluted EPS of $0.73; adjusted diluted EPS of $1.45
•	Provides 2018 guidance for revenues and adjusted EBITDA
•	Declares special dividend of $0.29 per share and initiates recurring dividend policy

MP MENASHE, Israel--(BUSINESS WIRE) -- Caesarstone Ltd. (NASDAQ:CSTE), a manufacturer of high quality engineered quartz surfaces, today reported financial results for its fourth quarter and full year ended December 31, 2017.

Revenue in the fourth quarter of 2017 increased by 9.8% to a fourth quarter record level of $148.1 million as compared to $135.0 million in the same quarter of the prior year; on a constant currency basis, fourth quarter revenue growth was 7.0%.  Increase in revenue was driven primarily by continued strong performance in the United States and Canada, which grew 10.3% and 15.0%, respectively.

Raanan Zilberman, Chief Executive Officer, commented, “This has been a challenging year, however we were pleased with our top line increase, especially our 10% growth in the U.S. We are also pleased with our first year of direct distribution in the U.K., which yielded significant double digit revenue growth and we believe represents a solid growth opportunity going forward. At the same time, the growing quartz category has continued to evolve with increased competition from manufacturers in low cost countries. Our intention is to accelerate the innovation stream of new products and colors and to continue leading the global market with our premium brand and strong position. In addition, we have accelerated our efforts to diversify our production sourcing to improve our competitive position.”

Gross margin in the fourth quarter was 31.3% compared to 38.1% in the same period in the prior year. The decrease in margin was attributable to lower production throughput in Israel, increased polyester prices, lower average selling prices in some regions and a higher portion of fabrication and installation revenue, which comes with lower margins.

Operating expenses in the fourth quarter were $51.3 million, or 34.6% of revenue, as compared to $32.3 million, or 23.9% of revenue, in the same quarter last year. This increase in expenses was primarily due to legal settlements and loss contingency expenses which totaled $17.0 million in the fourth quarter of 2017 compared to $3.1 million in the same quarter last year.  This growth was primarily attributable to the result of the arbitration with Kfar Giladi, an action which commenced in 2011.  Excluding legal settlements and loss contingency expenses, operating expenses would have been 23.1% of revenue in this year’s fourth quarter compared to 21.6% in the same quarter last year, reflecting increased sales and marketing investments in the United States and the United Kingdom.

The arbitration result described above drove an operating loss in the fourth quarter of $4.9 million, compared to a profit of $19.1 million in the fourth quarter of 2016.

Adjusted EBITDA, which excludes expenses for share-based compensation as well as legal settlements and loss contingencies, was $21.0 million in the fourth quarter of 2017, a margin of 14.2%. This compares to adjusted EBITDA of $30.0 million in the prior year’s fourth quarter, a margin of 22.2%.  This year-over-year margin comparison reflects the gross margin and operating expenses factors mentioned above.

Finance expenses in the fourth quarter were $1.1 million compared to $1.0 million during the same period in the prior year. Increased expenses related to exchange rate fluctuations were offset by higher interest income from bank deposits and reduced bank fees.

The Company reported a net loss attributable to controlling interest for the fourth quarter of 2017 of $6.4 million compared to income of $15.1 million in the same quarter in the prior year.  Diluted and basic net loss per share for the fourth quarter was $0.19 compared to diluted net income per share of $0.37 in the prior year's fourth quarter. Adjusted diluted net income per share for the fourth quarter was $0.22 compared to last year’s fourth quarter level of $0.53, both calculated on 34.4 million shares.

Full-Year Results

The Company grew revenue for the full year of 2017 by 9.2% to a record of $588.1 million compared to $538.5 million in 2016; on a constant currency basis, growth was 7.4%. Growth was led by the United States and Canada, which grew at rates of 10.2% and 14.1%, respectively.

Gross margin was 33.5% compared to 39.5% in 2016. The year-over-year gross margin difference was driven by lower throughput in Israel, increased polyester prices, an increased portion of total production coming from Richmond-Hill plant which continues to require higher costs, and an increased content of fabrication and installation revenue.

Operating expenses in 2017 were $156.7 million, or 26.6% of revenue, compared to $119.7 million, or 22.2% of revenue, in the prior year. Legal settlements and loss contingency expenses were $24.8 million in 2017 compared with $5.9 million last year.  Excluding legal settlements and loss contingency expenses, operating expenses would have been 22.4% of revenue compared to 21.1% in 2016. This increase in expenses as a percent of sales mainly reflects planned investments in marketing and sales capabilities to support current and future growth in the United States and the shift to a direct distribution in the United Kingdom in early 2017.

Operating income in 2017 was $40.5 million, a margin of 6.9%, compared to $92.8 million in 2016, a margin of 17.2%.

Adjusted EBITDA, which excludes share-based compensation expenses, legal settlements and loss contingencies expenses and other non-recurring items, was $100.4 million in 2017, a margin of 17.1%. This compares to adjusted EBITDA of $130.3 million in the prior year, a margin of 24.2%.  This year-over-year margin difference reflects the gross margin factors and the increased investment in marketing and sales described above.

Finance expenses in 2017 were $5.6 million compared to $3.3 million during the prior year. Expenses related to exchange rate fluctuations were up $2.9 million, partially offset by increased interest income from our bank deposits.

Net income attributable to controlling interest was $26.2 million for the full year of 2017 compared to $74.6 million in 2016. Adjusted net income attributable to controlling interest was $49.8 million compared to $81.2 million in 2016. Adjusted diluted income per share was $1.45 on 34.4 million shares in 2017, compared to $2.33 on 34.8 million shares in the prior year.

The Company's balance sheet as of December 31, 2017 including cash, cash equivalents and short-term bank deposits was $138.7 million, an increase of $36.8 million net of bank loans, relative to 2016 year-end.

Dividend

The Company declared a special cash dividend of $0.29 per ordinary share to be paid to shareholders of record as of February 21, 2018, payable on March 14, 2018. The dividend payment is subject to withholding tax of 20%.

The Company also adopted a dividend policy pursuant to which it intends to pay a quarterly cash dividend in the range of $0.10-$0.15 per share up to the lesser of 50% of the reported net income attributable to controlling interest (i) on a quarterly basis or (ii) on a year-to-date basis, subject in each case to approval by its board of directors.

The Company believes that the special dividend and its new dividend policy will not affect its ability to fund its growth strategy, including anticipated capital expenditures and working capital needs for the foreseeable future.

Guidance

The Company today issued guidance for the full-year of 2018.  It expects its 2018 revenue to be in the range of $612 million to $632 million, and adjusted EBITDA to be in the range of $102 million to $110 million.

Conference Call Details

Raanan Zilberman, the Company’s Chief Executive Officer, and Yair Averbuch, the Company’s Chief Financial Officer, will host a conference call today at 8:30 a.m. ET to discuss the results, followed by a question and answer session for the investment community. A live webcast of the call can be accessed at ir.caesarstone.com. To access the call, dial toll-free 1-877-407-4018 or +1-201-689-8471 (international). The toll-free Israeli number is 1 80 940 6247. Upon dialing in, please request to join the Caesarstone Fourth Quarter Earnings Call.

To listen to a telephonic replay of the conference call, dial toll-free 1-844-512-2921 or +1-412-317-6671 (international) and enter pass code 13675687. The replay will be available beginning at 11:30 a.m. ET on Wednesday, February 7, 2018 and will last through 11:59 p.m. ET on Wednesday, February 14, 2018.

About Caesarstone

Caesarstone manufactures high quality engineered quartz surfaces, which are used in both residential and commercial buildings as countertops, vanities, wall cladding, floors and other interior surfaces. The wide variety of colors, styles, designs and textures of Caesarstone® products, along with Caesarstone's inherent characteristics such as hardness, non-porous, scratch and stain resistance and durability, provide consumers with excellent surfaces for their internal spaces which are highly competitive to granite, manufactured solid surfaces and laminate, as well as to other engineered quartz surfaces. Caesarstone's four collections of products — Classico, Supernatural, Motivo, and Concetto — are available in over 50 countries around the world. For more information about the Company, please visit our website www.caesarstone.com. (CSTE-E)

Non-GAAP Financial Measures

The non-GAAP measures presented by the Company should be considered in addition to, and not as a substitute for, comparable GAAP measures. A reconciliation of GAAP net income attributable to controlling interest to adjusted net income attributable to controlling interest and net income to Adjusted EBITDA are provided in the schedules within this release. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company's core business and management uses the non-GAAP measures internally to evaluate the Company's ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company's operating performance.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company's plans, objectives and expectations for future operations, including its projected results of operations and the expected timing of expanding its manufacturing facilities. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: the strength of the home renovation and construction sectors; economic conditions within any of our key existing markets; actions by our competitors; changes in raw material prices, particularly polymer resins and pigments; fluctuations in currency exchange rates; the success of our expansion efforts in the United States; the outcome of silicosis claims and other claims; unpredictability of seasonal fluctuations in revenues; delays in manufacturing and other factors discussed under the heading "Risk Factors" in our most recent annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact
James Palczynski
Partner
ICR, Inc.
+1 (203) 682-8229

Caesarstone Ltd. and its subsidiaries
Condensed consolidated balance sheets

	As of
U.S. dollars in thousands	December 31, 2017	December 31, 2016
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents and short-term bank deposits	$138,707	$106,270
Trade receivables, net	73,267	63,072
Other accounts receivable and prepaid expenses	33,053	39,484
Inventories	132,940	101,474

Total current assets	377,967	310,300

LONG-TERM ASSETS:
Severance pay fund	3,887	3,403
Other receivables long-term	15,210	7,977

Total long-term assets	19,097	11,380

PROPERTY, PLANT AND EQUIPMENT, NET	216,653	222,818

OTHER ASSETS	2,241	4,546

GOODWILL	37,029	35,656

Total assets	$652,987	$584,700

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Short-term bank credit	$4,191	$8,540
Trade payables	64,021	48,633
Related party and other loan	3,463	3,099
Accrued expenses and other liabilities	55,782	33,065

Total current liabilities	127,457	93,337

LONG-TERM LIABILITIES:

Long-term loan and financing leaseback from a related party	8,336	8,070
Legal settlements and loss contingencies long-term	23,454	12,527
Accrued severance pay	5,556	4,265
Long-term warranty provision	1,151	988
Deferred tax liabilities, net	657	14,921

Total long-term liabilities	39,154	40,771

REDEEMABLE NON-CONTROLLING INTEREST	16,481	12,939

EQUITY:
Ordinary shares	371	371
Treasury shares - at cost	(39,430)	(39,430)
Additional paid-in capital	151,880	146,536
Accumulated other comprehensive income (loss)	683	(1,150)
Retained earnings	356,391	331,326

Total equity	469,895	437,653

Total liabilities and equity	$652,987	$584,700

Caesarstone Ltd. and its subsidiaries
Condensed consolidated statements of income (loss)

	Three months ended December 31,		Twelve months ended December 31,
U.S. dollars in thousands (except per share data)	2017	2016	2017	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	$148,140	$134,975	$588,147	$538,543
Cost of revenues	101,797	83,543	390,924	326,057

Gross profit	46,343	51,432	197,223	212,486

Operating expenses:
Research and development	1,251	713	4,164	3,290
Marketing and selling	20,415	18,568	81,789	70,343
General and administrative	12,610	9,930	45,930	40,181
Legal settlements and loss contingencies, net	16,979	3,115	24,797	5,868

Total operating expenses	51,255	32,326	156,680	119,682

Operating income (loss)	(4,912)	19,106	40,543	92,804
Finance expenses, net	1,074	1,000	5,583	3,318

Income (loss) before taxes on income	(5,986)	18,106	34,960	89,486
Taxes on income	35	2,790	7,402	13,003

Net income (loss)	$(6,021)	$15,316	$27,558	$76,483

Net income attributable to non-controlling interest	(364)	(248)	(1,356)	(1,887)
Net income (loss) attributable to controlling interest	$(6,385)	$15,068	$26,202	$74,596
Basic net income (loss) per ordinary share (*)	$(0.19)	$0.37	$0.73	$2.08
Diluted net income (loss) per ordinary share (*)	$(0.19)	$0.37	$0.73	$2.08
Weighted average number of ordinary shares used in computing basic income (loss) per ordinary share	34,338,960	34,321,573	34,334,197	34,706,303
Weighted average number of ordinary shares used in computing diluted income (loss) per ordinary share	34,338,960	34,356,672	34,385,870	34,763,920

(*) The numerator for the calculation of net income (loss) per share for the three and twelve months ended December 31, 2017 has been reduced by approximately $0.1 and $1.1 million respectively, to reflect the adjustment to redemption value associated with the redeemable non-controlling interest.

Caesarstone Ltd. and its subsidiaries
Selected Condensed consolidated statements of cash flows

	Twelve months ended December 31,
U.S. dollars in thousands	2017	2016
	(Unaudited)	(Audited)
Cash flows from operating activities:

Net income	$27,558	$76,483
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	29,926	28,254
Share-based compensation expense	5,277	3,068
Accrued severance pay, net	788	(150)
Changes in deferred tax, net	(4,857)	(963)
Capital loss (income)	(7)	32
Legal settlemnets and loss contingencies, net	24,797	5,868
Compensation paid by a shareholder	-	266
Increase in trade receivables	(7,573)	(4,184)
Increase in other accounts receivable and prepaid expenses	(6,955)	(5,617)
Increase in inventories	(27,833)	(5,376)
Increase in trade payables	13,853	1,424
Increase in warranty provision	234	100
Increase in accrued expenses and other liabilities including related party	5,809	2,314

Net cash provided by operating activities	61,017	101,519

Cash flows from investing activities:

Purchase of property, plant and equipment	(22,675)	(22,943)
Proceeds from sale of property, plant and equipment	11	22
Increase in long term deposits	(102)	(452)

Net cash used in investing activities (*)	(22,766)	(23,373)

Cash flows from financing activities:

Dividend paid by subsidiary to non-controlling interest	-	(243)
Changes in short-term bank credit and loans, net	(5,095)	5,157
Repayment of a financing leaseback related to Bar-Lev transaction	(1,172)	(1,100)
Purchase of treasury shares at cost	-	(39,430)

Net cash provided by (used in) financing activities	(6,267)	(35,616)

Effect of exchange rate differences on cash and cash equivalents	453	933

Increase in cash and cash equivalents and short-term bank deposits	32,437	43,463
Cash and cash equivalents and short-term bank deposits at beginning of the period	106,270	62,807

Cash and cash equivalents and short-term bank deposits at end of the period	$138,707	$106,270

Non - cash investing:
Changes in trade payables balances related to purchase of fixed assets	(1,552)	(403)

(*) Cash used in investing activities does not include changes in bank deposits as such balance is included in the “cash and cash equivalents and short term bank deposits” line at the beginning and end of the period.

Caesarstone Ltd. and its subsidiaries

	Three months ended December 31,		Twelve months ended December 31,
U.S. dollars in thousands	2017	2016	2017	2016
	(Unaudited)
Reconciliation of Net Income (loss) to Adjusted EBITDA:
Net income (loss)	$(6,021)	$15,316	$27,558	$76,483
Finance expenses, net	1,074	1,000	5,583	3,318
Taxes on income	35	2,790	7,402	13,003
Depreciation and amortization	7,509	7,211	29,926	28,254
Legal settlements and loss contingencies, net (a)	16,979	3,115	24,797	5,868
Compensation paid by a shareholder (b)	-	-	-	266
Share-based compensation expense (c)	1,388	535	5,277	3,068
Provision for employees fringe benefits (d)	-	-	(114)	-
Adjusted EBITDA (Non-GAAP)	$20,964	$29,967	$100,429	$130,260

(a)	Consists of legal settlements expenses and loss contingencies, net, related primarily to Kfar Giladi arbitration, as well as to product liability claims and other adjustments to on-going legal claims.
(b)	One time bonus paid by a shareholder to Company's employees.
(c)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
In addition, includes expenses for phantom awards granted and related payroll expenses as a result of exercises.
(d)	Relates to an adjustment of provision for taxable employee fringe benefits as a result of a settlement with the Israeli Tax Authority and with the National Insurance Intitute of Israel.

Caesarstone Ltd. and its subsidiaries

	Three months ended December 31,		Twelve months ended December 31,
U.S. dollars in thousands (except per share data)	2017	2016	2017	2016
	(Unaudited)
Reconciliation of net income (loss) attributable to controlling interest to adjusted net income attributable to controlling interest:
Net income (loss) attributable to controlling interest	$(6,385)	$15,068	$26,202	$74,596
Legal settlements and loss contingencies, net (a)	16,979	3,115	24,797	5,868
Compensation paid by a shareholder (b)	-	-	-	266
Share-based compensation expense (c)	1,388	535	5,277	3,068
Provision for employees fringe benefits (d)	-	-	(114)	-
Tax adjustment (e)	-	-	-	(1,158)
Total adjustments	18,367	3,650	29,960	8,044
Less tax on non-tax adjustments (f)	4,258	572	6,343	1,456
Total adjustments after tax	14,109	3,078	23,617	6,588

Adjusted net income attributable to controlling interest (Non-GAAP)	$7,724	$18,146	$49,819	$81,184
Adjusted diluted EPS (g)	$0.22	$0.53	$1.45	$2.33

(a)	Consists of legal settlements expenses and loss contingencies, net, related primarily to Kfar Giladi arbitration, as well as to product liability claims and other adjustments to on-going legal claims.
(b)	One time bonus paid by a shareholder to Company's employees.
(c)
Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company. In addition, includes expenses for phantom awards granted and the related payroll expenses as a result of exercises.

(d)	Relates to an adjustment of provision for taxable employee fringe benefits as a result of a settlement with the Israeli Tax Authority and with the National Insurance Intitute of Israel.
(e)	Tax adjustment as a result of tax settlement with the Israeli tax authorities.
(f)	Tax adjustments for the three and twelve months ended December 31, 2017 and 2016 were based on the effective tax rates for these periods, respectively.
(g)	In calculating adjusted diluted (Non-GAAP) EPS, the diluted weighted average number of shares outstanding excludes the effects of share-based compensation expense in accordance with FASB ASC 718.

Caesarstone Ltd. and its subsidiaries
Geographic breakdown of revenues by region

	Three months ended December 31,		Twelve months ended December 31,
U.S. dollars in thousands	2017	2016	2017	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

USA	$60,632	$54,963	$245,361	$222,597
Australia (incl. New Zealand)	36,663	36,062	137,559	130,910
Canada	24,678	21,460	97,838	85,740
Israel	9,933	9,816	44,489	42,545
Europe	6,380	5,199	28,679	25,606
Rest of World	9,854	7,475	34,221	31,145
	$148,140	$134,975	$588,147	$538,543